SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GEEKNET, INC.

(Name of Issuer)

Geeknet, Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.001 Par Value

(Title of Class of Securities)

36846Q203

(CUSIP Number of Class of Securities)

Kirk L. Somers, Esq.

Executive Vice President, General Counsel & Chief Administrative Officer

11216 Waples Mill Road, Suite 100

Fairfax, Virginia 22030

(877) 433-5638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

David E. Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,600,000.00	$763.84

*	Estimated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, this amount was calculated assuming that 400,000 outstanding shares of common stock, par value $0.001, are being purchased at the maximum possible tender offer price of $14.00 per share.
**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$763.84	Filing Party:	Geeknet, Inc.
Form of Registration No.:	Schedule TO	Date Filed:	June 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 17, 2013 (the “Schedule TO”), which relates to the tender offer by Geeknet, Inc., a Delaware corporation (“Geeknet” or the “Company”), to purchase up to 400,000 shares of its common stock, $0.001 par value per share (the “shares”), or such lesser number of shares as are properly tendered and not properly withdrawn, at a price per share of not less than $12.00 and not more than $14.00 in cash, without interest and subject to any applicable withholding taxes. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2013, in the accompanying Letter of Transmittal and in the other tender offer materials, which collectively, as each may be amended or supplemented from time to time, constitute the “tender offer.”

All information in the tender offer, including all schedules and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On July 16, 2013, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 12:00 Midnight, New York City time, on July 15, 2013. A copy of the press release is filed as Exhibit (a)(5)(ii) hereto and is incorporated by reference herein.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit to the exhibit index:

(a)(5)(ii)	Press Release, dated July 16, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEEKNET, INC.

By:	/s/ Kathryn McCarthy
	Name:	Kathryn McCarthy
	Title:	President and Chief Executive Officer

Dated:    July 16, 2013

EXHIBIT INDEX

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated June 17, 2013.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated June 17, 2013.

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated June 17, 2013.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press Release, dated June 17, 2013.

(a)(5)(ii)**	Press Release, dated July 16, 2013.

(b)	Not applicable.

(d)(1)(i)	Form of Indemnification Agreement between the Company and each of its directors and officers (incorporated by reference to the corresponding exhibit of the Company’s Form S-1 and the amendment thereto (Commission file no. 333-88687)).

(d)(1)(ii)	1998 Stock Plan and Forms of Agreement thereunder (incorporated by reference to the corresponding exhibit of the Company’s Form S-1 and the amendment thereto (Commission file no. 333-88687)).

(d)(1)(iii)	1999 Director Option Plan (incorporated by reference to the corresponding exhibit of the Company’s Form S-1 and the amendment thereto).

(d)(1)(iv)	2007 Equity Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A filed on November 1, 2007).

(d)(1)(v)	2007 Equity Incentive Plan Award Agreements (incorporated by reference to Exhibits 10.1 through 10.4 of the Company’s Current Report on Form 8-K filed on December 20, 2010).

(d)(1)(vi)	Office Lease Agreement between PS Business Parks, L.P. and ThinkGeek, Inc., dated June 26, 2009 (incorporated by reference to Exhibit 10.23 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

Exhibit No.	Description

(d)(1)(vii)	Restricted Stock Award Agreement between the Company and Kathryn McCarthy, dated December 30, 2010 (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-8 filed September 8, 2011 (Commission file no. 333-171522)).

(d)(1)(viii)	Employment Agreement between the Company and Colon Washburn, dated September 6, 2011 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed September 8, 2011).

(d)(1)(ix)	Separation Agreement and Release between the Company and Caroline Offutt, dated September 7, 2011 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed September 8, 2011).

(d)(1)(x)	Amendments to the 2007 Equity Incentive Plan, dated May 16, 2012 (incorporated by reference to Appendix I of the Company’s Definitive Proxy Statement on Schedule 14A filed on March 30, 2012).

(d)(1)(xi)	2012 Employee Stock Purchase Plan, dated May 16, 2012 (incorporated by reference to Appendix I of the Company’s Definitive Proxy Statement on Schedule 14A filed on March 30, 2012).

(d)(1)(xii)	Amendment to Employment Agreement between the Company and Jeffrey Drobick, dated May 14, 2012 (incorporated by reference to Appendix I of the Company’s Definitive Proxy Statement on Schedule 14A filed on March 30, 2012).

(d)(1)(xiii)	Retention Letter Agreement between the Company and Jeffrey Drobick, dated May 14, 2012 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed May 14, 2012).

(d)(1)(xiv)	Separation Agreement between the Company and Colon Washburn, dated August 20, 2012 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012).

(d)(1)(xv)	Separation Agreement between the Company and Ali R. Sorbi, dated March 6, 2013 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(d)(1)(xvi)	Employment Agreement between the Company and Kirk L. Somers, effective March 1, 2013 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on June 17, 2013.
**	Filed herewith.